UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐
Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Minefinders Corporation Ltd.

Management’s Discussion and Analysis

June 30, 2008

This discussion and analysis is for the three-month and six-month periods ended June 30, 2008, with comparisons to 2007. Unless otherwise noted, all information is current to August 6, 2008, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the unaudited consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the three-month and six-month periods ended June 30, 2008 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2007 (the “Annual Information Form”), is available on SEDAR at www.sedar.com.

Company Overview

The Company is engaged in precious metals mining and exploration and is set to commence commercial production at its wholly-owned Dolores gold and silver mine in Mexico in 2008. The Dolores Mine has a well defined deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver, with exploration upside and an open pit mine life of over 15.5 years. There is potential to expand production through the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit and from ore underground below, and peripheral to, the planned pit. Commissioning of an 18,000-tonne-per-day heap leach facility is substantially complete.

The Company also has exploration properties in Mexico and the United States including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, all in Mexico. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of development as a stand-alone operation or in conjunction with other prospects in the same district.

The Company has no revenue except interest income and will continue to incur negative cash flows from operations until the Dolores Mine reaches commercial production. As a result, the Company expects to meet its cash requirements from funds in place or available through traditional revolving non-equity sources. As at June 30, 2008, the Company had $3.640 million in cash and cash equivalents and net working capital of $2.364 million. In addition, the Company has $29 million available under a $50 million revolving three year term credit facility with Scotia Capital.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the American Stock Exchange (symbol MFN).

Management’s Discussion & Analysis

The Dolores Mine

Commissioning Progress

Mining rates at Dolores are at plan levels and construction of all critical processing facilities is complete. While commissioning of the process facilities is progressing, crushing is not yet at full capacity due to the continued remediation of previously disclosed engineering, design and construction problems. These issues are expected to be resolved during the third quarter with an associated capacity increase to the planned crushing rate of 18,000 tonnes per day. Leaching of crushed ore and first production of gold and silver is expected to commence during the third quarter.

As previously reported, a group of protestors at the Dolores Mine has been intermittently blockading the access road to the mine and threatening violence toward the Company’s employees and contractors. In response to the blockades and threats of violence, the Company has had to periodically suspend mine operations due to the lack of access to the mine and concern for the safety of its employees and contractors. While the Chihuahua state government has provided the Company with a guarantee of ongoing safe access to the Dolores Mine, it has been reluctant to remove the illegal blockades.

The Company has the support of the majority of the local community and is continuing discussions with the state and federal governments and with the individuals responsible for the protests to come to a definitive long-term resolution. The Company believes that the blockade risk and related delays may continue until the definitive resolution is in place.

Information on capital expenditures during the period is detailed below under the heading “Capital Expenditures”.

Mine Economics

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The KCA report is dated April 11, 2006 and is available on SEDAR.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report dated March 25, 2008 supporting the updated economics was prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and filed on SEDAR.

Initial capital costs estimated in the updated economics total $192 million, of which $141 million had been spent to December 31, 2007. The remaining estimated capital expenditures of $51 million, which includes a $10 million dollar contingency, consist primarily of pre-commercial production mining and processing expenses, commissioning of the crushing and conveying circuit, construction activities related to site drainage and water management, and completion of certain mine facilities including the truck shop, offices and warehouse. These capital expenses are expected to be incurred through fiscal 2008 and are expected to be funded from existing working capital, a $50 million revolving credit facility and cash flow from operations.

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Management’s Discussion & Analysis

Total average cash costs per ounce of gold and ounce of gold-equivalent silver, based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver. Sustaining capital costs over the life of mine are estimated in the updated economics at $50 million.

Dolores Reserves and Resources

An updated resource estimation model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resource audit was filed and is available for viewing on SEDAR. The measured and indicated resource using a 0.4 gpt AuEq cutoff represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources.

The updated in-pit reserve estimation reported by the Company on February 14, 2008 and audited by Gustavson is referred to under “Mine Economics”. This estimation is the first independently prepared and audited estimation of reserves at Dolores since the KCA report.

When adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver, or 4.55 million gold equivalent ounces. This is an increase of 24.8% in contained gold reserve and an increase of 22.1% in contained silver reserve from the KCA report.

The Company is planning a preliminary assessment to determine the economic benefit of a flotation mill to enhance recoveries from high-grade ore in the open pit, to process additional underground ore and to increase production capacity. The current open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold mineralization that lies below and up to one kilometre peripheral to the proposed pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies have shown recoveries for gold of 90-95% and silver of 85-90% through conventional flotation milling and leaching. Heap-leach recoveries are 72.25% for gold and 50.8% for silver and, accordingly, the higher recoveries from high-grade ore could have a positive impact on the long-term Dolores economics.

MINEFINDERS CORPORATION LTD.	3

Management’s Discussion & Analysis

Proven and Probable Reserves

The independently prepared reserves, as reported by the Company on February 14, 2008, are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 grams per tonne (“gpt”) gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)	Using $600 per ounce gold; $10.00 per ounce silver.
(3)	Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources and Inferred Resources

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

(5)	0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.
(6)	Based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Gold and Silver Prices

The Company believes that gold and silver prices continue to benefit from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations; nor is the Company able to forecast the precise timing for the completion of construction and commercial production of the Dolores Mine. However, it is important to note that current prices for gold and silver are significantly higher than the prices used in the updated economics for the Dolores Mine.

MINEFINDERS CORPORATION LTD.	4

Management’s Discussion & Analysis

Gold and silver prices below are published by the London Bullion Market Association:

		June 30, 2007	Sept 30, 2007	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008
Gold	End of period	650.50	743.00	833.75	933.50	930.25
	Quarter high	691.40	743.00	841.10	1,011.25	946.00
	Quarter low	642.10	648.75	725.50	846.75	853.00
	Average	667.24	681.12	788.02	924.83	896.29
Silver	End of period	12.54	13.65	14.76	17.99	17.65
	Quarter high	14.09	13.65	15.82	20.92	18.56
	Quarter low	12.26	11.67	13.21	14.93	16.19
	Average	13.34	12.70	14.22	17.59	17.18

Exploration Properties

Exploration drilling during the second quarter of 2008 focused on the Company’s Real Viejo Project where a total of 3,478 meters of core drilling was completed within eleven drill holes.  This drilling investigated geophysical, geochemical, and geological targets down-dip of near surface ore-grade silver-lead-zinc resources previously identified by the Company. Second quarter drilling has identified large-scale stockwork veining, intense silicification and alteration that exhibit identifiable mineralogic, textural, and geochemical variations that may be used to focus future drill efforts.   Results are pending for much of the completed drilling. Total drilling at Real Viejo to date has been over an area of more than 800 meters by 1,000 meters and to depths that locally exceed 400 meters.

The Company completed drilling of 1,089 meters of core at the La Bolsa Project during the first quarter of 2008.  This provided infill drill data for an updated resource estimation, and material for construction of metallurgical test columns.  A total of 10 test columns were initiated during the second quarter and are currently undergoing leach testing and analysis to further refine heap-leach viability in regards to potential production at this project. In this regard, the Company has commenced an independent preliminary assessment to determine viability and projected returns from construction of a mining operation at La Bolsa.

In total, the Company has drilled 6,915 meters of core during the first half of 2008 on the Planchas de Plata, La Bolsa, and Real Viejo properties.   Additionally, the Company has acquired mineral rights within 4 additional project areas in the Sierra Madre province of northern Mexico that are in various stages of acquisition, reconnaissance evaluation, and detailed sampling and mapping.

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Management’s Discussion & Analysis

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 12 to the Financial Statements).

The Company’s accounting policies and estimates used in the preparation of the Financial Statements are consistent with those used in the preparation of its annual financial statements except that, effective January 1, 2008, the Company adopted guidelines set out in CICA Handbook sections 1535 “Capital Disclosures”, 3031 “Inventories”, 3862 “Financial Instruments – Disclosure”, 3863 “Financial Instruments – Presentation”, and the revised section 1506 “Accounting Changes”. Details of the adoption of these are discussed below and in Note 3 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Selected Quarterly Information

The following table presents our unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:

Net loss (000's) for quarters ended	Sept 30, 2006	Dec 31, 2006	Mar 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007	Mar 31, 2008	June 30, 2008

Loss before the following	3,797	1,367	2,446	3,404	3,346	5,095	3,728	3,294
Stock option compensation	-	302	81	-	4,217	37	214	2,591
Accretion of convertible notes discount	-	792	1,166	1,186	1,206	1,342	1,350	1,348
Interest on long-term debt	-	731	943	953	967	948	972	1,127
Interest income	(867)	(248)	(1,251)	(901)	(646)	(442)	(112)	(487)
Foreign exchange (gain) / loss	171	(1,882)	176	(4,244)	(914)	(126)	(531)	(214)
Net loss	3,101	1,062	3,561	398	8,176	6,854	5,621	7,659
Loss per share – basic and diluted	0.06	0.02	0.07	0.01	0.17	0.14	0.11	0.15

Variances in net income and loss by quarter reflect overall corporate activity and factors which do not recur each quarter, such as charges for stock-based compensation when options are granted and interest income on fluctuating cash balances. Those items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the effect of exchange rates, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly income and losses are not affected by sales or production-related factors.

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Management’s Discussion & Analysis

Operating Activities

The Company recorded a net loss for the second quarter of $7.659 million ($0.15 per share), compared with a net loss of $0.398 million ($0.01 per share) for the second quarter of 2007. Net losses for the six month period totalled $13.280 million ($0.27 per share) compared with $3.959 million ($0.08 per share) in 2007.

Office and administration expenses in the second quarter increased to $1.581 million in 2008 from $1.179 million in 2007, and increased in the six-month period from $2.596 million to $3.608 million. This increase is primarily due to the expansion of the corporate and Mexican offices during fiscal 2007 and 2008 as the Company transitions to production at the Dolores Mine. The increase in employees and activity resulted in increased payroll, travel and general and administrative costs.

The Company recognized $3.231 million of stock based compensation during the second quarter (2007 - $nil) of which $1.844 million was charged to administration expense (2007 - $nil), $0.747 million was charged to exploration expense (2007 - $nil) and $0.640 million was capitalized to mineral property, plant and equipment (2007 – $0.427 million). For the six-month period, the Company recognized $3.705 million of stock based compensation (2007 - $1.044 million) of which $2.048 million was charged to administration expense (2007 - $nil), $0.757 million was charged to exploration expense (2007 - $0.081 million) and $0.900 million was capitalized to mineral property, plant and equipment (2007 – $0.963 million).

Exploration expense increased to $2.319 million in the second quarter from $2.174 million in 2007 (including exploration related stock-based compensation). Exploration expense in the quarter included $0.523 million incurred at the Dolores Mine (2007 - $0.910 million) and $1.796 million incurred primarily at Planchas de Plata and Real Viejo in Northern Sonora (2007 - $1.264 million). Total exploration for the six month period increased to $3.865 million from $3.238 million in 2007, of which $1.064 million related to the Dolores Mine (2007 - $1.592 million ) and $2.801 million related to Planchas de Plata and Real Viejo (2007 – $1.646 million). The overall increase in exploration was due to increased efforts at the Planchas de Plata and Real Viejo properties, along with higher stock-based compensation related to exploration.

As a result of the issue of the convertible notes in October 2006 and amounts outstanding under the revolving credit facility, the Company incurred $1.127 million of interest expense on long-term debt (2007 - $0.953 million) and $1.348 million of convertible note discount expense (2007 - $1.186 million) during the second quarter of 2008, bringing the totals for the six month period to $2.099 million in interest expense on long-term debt (2007 – $1.896 million) and $2.698 million of convertible note discount expense (2007 - $2.352 million). The increased interest expense on long term debt is due to the interest charged on drawdowns from the credit facility, which was not in place in 2007.

Financing fees of $0.026 million and $0.051 million in the three and six month periods respectively relate to the arrangement in December, 2007 of a $50 million revolving credit facility with Scotia Capital for which certain remaining conditions precedent were satisfied during the first quarter of 2008. No financing costs were incurred in the first and second quarters of 2007.

The Company recorded a foreign exchange gain of $0.214 million in the second quarter (2007 – gain of $4.244 million), and a gain of $0.745 million in the six month period (2007 – gain of

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Management’s Discussion & Analysis

$4.068 million). The 2008 foreign exchange gains resulted primarily from the increasing value of the Mexican peso against the US dollar.

Interest income for the quarter decreased to $0.487 million in 2008 from $0.901 million in 2007 and for the six month period decreased to $0.599 million in 2008 from $2.152 million in 2007, all due to a lower average cash balance as commissioning efforts at Dolores continue.

Capital Resources and Liquidity

Working Capital and Cash Flow

At June 30, 2008, the Company had $3.640 million in cash and cash equivalents (December 31, 2007 - $20.935 million) and net working capital of $2.364 million (December 31, 2007 - $28.848 million).

In the fourth quarter of 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. As at June 30, 2008, $21 million has been drawn on the credit facility. At August 6, 2008, $30.7 million has been drawn on the facility, leaving $19.3 million in credit available under the agreement in addition to $4.9 million in cash and cash equivalents.

In addition to cash on hand, the principal source of funds in the second quarter of 2008 was $15 million drawn on the credit facility, while in 2007 the principal source of funds in the second quarter was interest income of $0.901 million. For the six month period, the principal source of funds was $21 million on the credit facility, and in the same period in 2007 the principal source of funds was $1.851 million from the exercise of stock options, and $2.152 million in interest income. The effect of foreign currency exchange rates on cash and cash equivalents in the second quarter is a gain of $0.035 million (2007 – gain of $4.096 million). The effect of foreign currency rates on cash and cash equivalents for the six month period is a loss of $0.096 (2007 – gain of $3.938 million).

After eliminating items such as amortization and convertible notes discount expense and taking into account the effect of the foreign exchange gain and the net changes in non-cash working capital, the cash provided by operating activities was $1.539 million for the second quarter in 2008, and cash used was $4.780 million for the six month period. Including capital expenditures of $20.234 million for the quarter and cash provided by financing activities of $16.815 million, there was a net decrease in the Company’s cash balances of $1.845 million during the quarter after taking into account foreign exchange fluctuations. Capital expenditures during the six month period of $35.575 million and cash provided by financing of $23.156 million led to a net decrease in the cash balances of $17.295 million for the six month period after taking into account foreign exchange fluctuations.

Of the $6.239 million in receivables at June 30, 2008, $5.838 million is value added tax (“VAT”) paid in Mexico on goods and service for the construction of the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities.

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Management’s Discussion & Analysis

Capital Expenditures

During the second quarter of 2008, the Company spent $20.234 million (2007 - $23.199 million) on mineral property, plant and equipment, primarily in the construction and commissioning of the Dolores Mine and in pre-commercial production operating expenditures. Expenditures for the six month period totalled $35.575 million for 2008, down from $45.982 million in 2007. The decrease is due to the wind-down of construction activities at the Dolores Mine during the first quarter of 2008 and the continuing transition to commercial operations.

The total capital expenditures estimated for 2008 are detailed above under the heading “Mine Economics”. The Company believes that it has adequate funds in place or available through traditional, revolving non-equity sources to meet its cash needs for the commissioning of the Dolores Mine, corporate administration, and ongoing exploration, until the Dolores Mine reaches commercial production. The Company is evaluating financing options for the future expansion of the Dolores Mine through the addition of a flotation mill and underground development.

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Management’s Discussion & Analysis

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at June 30, 2008 is as follows:

	Payments Due by Period (000's)
Contractual Obligations ($)	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Dolores project and property payments (1)	9,929	9,929	-	-	-
Long-term debt obligations (2)	98,388	1,913	9,563	86,912	-
Capital lease obligations	-	-	-	-	-
Operating leases (3)	143	48	95	-	-
Other long-term liabilities reflected on the Company's balance sheet under Canadian GAAP (4)	4,627	-	-	-	4,627
Total	113,087	11,890	9,658	86,912	4,627

(1)	Amounts committed for equipment and development at the Dolores project.

(2)

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(3)	Includes existing leases without extensions.

(4)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

In addition to the above, production from the Dolores Mine is subject to royalties consisting of net smelter payments of 3.25% on gold and 2% on silver. The Company also holds a $50 million revolving three year term credit facility. The facility is available for drawdown with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures). As at June 30, 2008, $21.0 million has been drawn on the credit facility.

Share Capital Transactions

During the second quarter of 2008, 200,000 shares of the Company were issued on the exercise of stock options (2007 – 146,594 shares). In the six month period, 259,432 shares of the Company were issued on the exercise of stock options (2007 – 665,957 shares). A final payment of 30,000 shares related to the acquisition of the Dolores property was also made in June, 2008.

Financial and Other Instruments

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance outstanding on the credit facility, some of which are denominated in Canadian dollars and Mexican pesos.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and various market risks. Credit risk is primarily on the bank

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Management’s Discussion & Analysis

accounts, and exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign exchange risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies and it incurs certain costs in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At June 30, 2008 it had $1.546 million in US dollar denominated bank deposits, US $1.257 million in Canadian dollar denominated bank deposits and US $0.837 million in Mexican peso denominated bank deposits. At August 6, 2008 the Company had $2.223 million in US dollar denominated bank deposits, US $1.221 million in Canadian dollar denominated bank deposits and US $1.492 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. The value of the mineral properties is directly related to the price of gold and silver.

Outstanding Share Data

As at August 6, 2008 there were 49,806,956 common shares issued and outstanding (June 30, 2008 – 49,796,956) and there were 4,603,000 stock options outstanding (June 30, 2008 - 4,638,000) with exercise prices ranging between Cdn $5.64 and Cdn $12.53 per share, of which 4,573,000 have vested.

In addition, at August 6, 2008 and June 30, 2008, there were convertible notes with a face value of $85 million issued and outstanding, convertible into 7,812,500 common shares at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following new CICA guidelines:

•

Revised Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors.

•

Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

•	Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International

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Management’s Discussion & Analysis

Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value as required when there is a subsequent increase in the value of inventories.

•

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Refer to Note 3 in the Financial Statements for detailed discussion of these changes in accounting policy.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The

MINEFINDERS CORPORATION LTD.	12

Management’s Discussion & Analysis

liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 6 to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 and Note 10 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Fees paid to directors during the first and second quarter of 2008 are summarized in Note 9 to the Financial Statements.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the

MINEFINDERS CORPORATION LTD.	13

Management’s Discussion & Analysis

Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's quarter ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein, including information as to the expected timing of the commencement of operations of the Dolores mine, the Company’s expected expenditures on Dolores, and the expected adequacy of the Company’s current working capital and future funding are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties in

MINEFINDERS CORPORATION LTD.	14

Management’s Discussion & Analysis

connection with the construction or operation of the Dolores mine; the availability of, and increasing costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

MINEFINDERS CORPORATION LTD.	15

Minefinders Corporation Ltd.

Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars)

For the three and six months ended

June 30, 2008 and 2007

Investor Relations

866-687-6263 Toll Free

www.minefinders.com

Minefinders Corporation Ltd.

Consolidated Balance Sheets

(Thousands of United States dollars)

	(unaudited) June 30,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$ 3,640	$ 20,935
Receivables (Note 4)	6,239	10,431
Supply inventory	2,519	1,558
Prepaid expenses	233	456
	12,631	33,380

Mineral property, plant and equipment (Note 5)	203,392	160,181
	$ 216,023	$ 193,561

Liabilities and Shareholders’ Equity

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 10,267	$ 4,532

Long-term debt (Note 6)	83,663	59,965
Asset retirement obligations (Note 7)	1,706	1,644
	95,636	66,141
Shareholders’ equity
Capital stock (Note 8)	174,861	172,319
Equity portion of convertible notes (Note 6)	27,366	27,366
Contributed surplus (Note 10)	22,502	18,797
Deficit	(109,411)	(96,131)
Accumulated other comprehensive income	5,069	5,069
	120,387	127,420

	$ 216,023	$ 193,561

Commitments and Contingencies (Note 11)

See accompanying notes to the unaudited interim consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Operations and Comprehensive Loss - unaudited

(Thousands of United States dollars, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Expenses
Office and administration	$ 1,581	$ 1,179	$ 3,608	$ 2,596
Amortization and accretion of asset retirement obligations	103	51	243	103
Exploration	1,572	2,174	3,108	3,157
Stock-based compensation – exploration (Note 10)	747	-	757	81
Stock-based compensation - administration (Note 10)	1,844	-	2,048	-
Accretion of convertible notes discount (Note 6)	1,348	1,186	2,698	2,352
	7,195	4,590	12,462	8,289

Interest on long-term debt (Note 6)	1,127	953	2,099	1,896
Financing fees	26	-	51	-
Foreign exchange gain	(214)	(4,244)	(745)	(4,068)
Write-off of acquisition costs	12	-	12	-
Gain on sale of assets	-	-	-	(6)
Interest income	(487)	(901)	(599)	(2,152)
Net loss and comprehensive loss for the period	$ 7,659	$ 398	$ 13,280	$ 3,959
Loss per share – basic and diluted	$ (0.15)	$ (0.01)	$ (0.27)	$ (0.08)
Weighted average shares outstanding	49,615,345	48,671,945	49,579,652	48,496,942

See accompanying notes to the unaudited interim consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

(Thousands of United States dollars)

	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2007,	$165,537	$27,366	$12,957	$(76,927)	$5,069	$134,002
Exercise of stock options for cash	6,782	-	-	-	-	6,782
Stock based compensation	-	-	5,840	-	-	5,840
Net loss	-	-	-	(19,204)	-	(19,204)
Balance, December 31, 2007,	172,319	27,366	18,797	(96,131)	5,069	127,420
Exercise of stock options for cash	2,156	-	-	-	-	2,156
Stock based compensation	-	-	3,705	-	-	3,705
Share-based payment	386					386
Net loss	-	-	-	(13,280)	-	(13,280)
Balance, June 30, 2008	$174,861	$27,366	$22,502	$ (109,411)	$5,069	$120,387

See accompanying notes to the unaudited interim consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Cash Flows - unaudited

(Thousands of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Cash flows used in operating activities
Net loss for the period	$(7,659)	$(398)	$(13,280)	$(3,959)
Items not involving cash
Amortization	103	51	243	103
Gain on sale of assets	-	-	-	(6)
Accretion of convertible notes discount	1,348	1,186	2,698	2,352
Unrealized foreign exchange (gain) loss	(35)	(4,244)	96	(4,068)
Stock option compensation	2,591	-	2,805	81
Acquisition costs written off	12	-	12	-
Net change in non-cash working capital balances
Receivables	6,965	(2,064)	4,192	(4,054)
Supply inventory	(641)	-	(961)	-
Prepaid expenses	120	337	223	(135)
Accounts payable and accrued liabilities	(1,265)	(1,604)	(808)	(374)
	1,539	(6,736)	(4,780)	(10,060)
Cash flows used in investing activities
Mineral property, plant and equipment	(20,234)	(23,199)	(35,575)	(45,982)
	(20,234)	(23,199)	(35,575)	(45,982)
Cash flows provided by financing activities
Issue of common shares	1,815	-	2,156	1,851
Revolving credit facility	15,000	-	21,000	-
Financing charges	-	-	-	(142)
	16,815	-	23,156	1,709
Effect of exchange rates on cash and cash equivalents	35	4,096	(96)	3,938
Decrease in cash and cash equivalents	(1,845)	(25,839)	(17,295)	(50,395)
Cash and cash equivalents, beginning of period	5,485	97,439	20,935	121,995
Cash and cash equivalents, end of period	$3,640	$71,600	$3,640	$71,600
Supplemental Information

Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant, and equipment	$-	$355	$-	$355
Stock-based compensation capitalized to mineral property, plant, and equipment	$640	$427	$900	$963
Share-based payment	$386	$-	$386	$-

See accompanying notes to the unaudited interim consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Schedules of Exploration Costs - unaudited

(Thousands of United States dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Dolores Mine Project
Assaying and drilling	$ 251	$ 548	$ 535	$ 846
Engineering and surveying	-	36	-	36
Equipment rentals and miscellaneous	-	6	4	70
Licenses and recording fees	-	-	-	2
Road building	-	8	-	87
Technical and professional services	272	285	525	418
Stock-based compensation (Note 10)	-	-	-	81
Other	-	27	-	52
Total Dolores Mine Project	523	910	1,064	1,592
Other properties
Assaying and drilling	666	806	1,289	833
Engineering and surveying	25	2	29	2
Equipment rentals and miscellaneous	35	174	59	283
Licenses and recording fees	94	62	215	115
Technical and professional services	179	141	349	266
Stock-based compensation (Note 10)	747	-	757	-
Other	50	79	103	147
Total other properties	1,796	1,264	2,801	1,646

Exploration costs incurred during the period	2,319	2,174	3,865	3,238
Cumulative balance, beginning of period	67,085	58,344	65,539	57,280
Cumulative balance, end of period	$ 69,404	$ 60,518	$ 69,404	$ 60,518

See accompanying notes to the unaudited interim consolidated financial statements.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

1.	Nature of Operations

Minefinders Corporation Ltd. (the “Company”) was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. These unaudited interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is in the final stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. In these unaudited interim consolidated financial statements, development costs incurred in the construction of the Dolores Mine have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its mineral property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements are stated in thousands of United States Dollars (“US Dollars”) and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) on a basis consistent with preparation of the December 31, 2007 audited annual consolidated financial statements, except as disclosed in Note 3 below.

These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2007 audited consolidated financial statements.

Certain comparative figures have been reclassified to conform to current presentation.

3.	Changes in Accounting Policies
(a)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors.As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.In addition, changes in accounting policies must be applied retrospectively (unless doing so is impractical or is specified otherwise by a new standard), changes in estimates are to be recorded prospectively, and prior period errors are to be corrected retrospectively.There were no changes in accounting policies or estimates during the period, except for those new standards adopted and noted below.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

3. Changes in Accounting Policies - Continued

(b)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether the Company has complied with externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the Consolidated Statement of Changes in Shareholders Equity as capital.The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.The Company is not subject to externally imposed capital requirements.

(c)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name.This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards.Under this standard, inventories are measured at the lower of cost and net realizable value.Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

The Company’s inventory balance consists of supply inventory which is valued at the lower of cost and net realizable value.Cost is measured using the first-in, first out (“FIFO” method) as applicable.There were no supply inventories recognized as an expense during the period and no write-downs or reversals of past write-downs.

(d)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk.The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

3. Changes in Accounting Policies – Continued

(i)	Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, convertible notes and the outstanding balance on the revolving credit facility.Cash and cash equivalents are designated as held for trading and carried at fair value, with the unrealized gain or loss recorded in income.Interest income and expense are both recorded in the statement of operations.

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.The fair values of the convertible notes are determined as described in Note 6(a).The fair value for the credit facility represents the balance outstanding.There are no differences between the carrying values and the fair values of any other financial assets or liabilities.

(ii)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.The Board of Directors approves and monitors the risk management process.The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is primarily exposed to credit risk on its cash and cash equivalents.Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions and instruments.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the revolving credit facility.The Company believes that these sources, in addition to revenues to be earned at the Dolores mine, will be sufficient to cover the expected short and long term cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

3. Changes in Accounting Policies – Continued

Foreign Currency Risk – The Company’s operations in Mexico, Canada and the United States make it subject to foreign currency fluctuations.The Company’s operating expenditures are incurred in US dollars, Canadian dollars, and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	June 30, 2008		December 31, 2007
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities

Canadian dollars	$ 1,269	$ 101	$ 15,050	$ 625
Mexican pesos	7,078	5,599	11,274	1,329

	$ 8,347	$ 5,700	$ 26,324	$ 1,954

Of the financial assets listed above, $1,257 (December 31, 2007 - $3,027) represents cash and cash equivalents held in Canadian dollars, and $834 (December 31, 2007 - $890) represents cash held in Mexican pesos.The remaining cash and cash equivalents are held in US dollars.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash in investment vehicles with floating rates of interest, and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.Fluctuations in interest rates affect the fair value of cash equivalents.

In respect of financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum.The revolving credit facility is subject to risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term.The interest rate charged for the period was 4.68% per annum.

Commodity Price Risk – The value of the Company’s mineral resource properties is related to the price of gold and silver, and the outlook for these minerals.The Company does not engage in any hedging to reduce its exposure to commodity risk.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

3. Changes in Accounting Policies - Continued

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.

4.	Receivables

Of the $6,239 (December 31, 2007 - $10,431) in receivables, $5,838 is value added tax (“VAT”) paid in Mexico on goods and services for the construction of the Dolores mine. The VAT receivable is refundable from the Mexican tax authorities.

5.	Mineral Property, Plant and Equipment

Net carrying value at June 30, 2008 and December 31, 2007:

	Mineral Property Acquisition Costs	Development Costs	Plant and Equipment	Accumulated Amortization	June 30, 2008	December 31, 2007
Dolores Property, Mexico	$ 9,675	$ 157,548	$ 38,573	$ (2,975)	$ 202,821	$ 159,616
Northern Sonora, Mexico	327	-	62	(35)	354	359
Nevada Properties, United States	99	-	250	(203)	146	162
Other	-	-	195	(124)	71	44
	$ 10,101	$ 157,548	$ 39,080	$ (3,337)	$ 203,392	$ 160,181

Dolores development of $157,548 (December 31, 2007 - $129,310) represents mine development costs and plant and equipment purchased and under construction for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and as the assets are put into service.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

5. Mineral Property, Plant and Equipment - Continued

Mineral properties, plant and equipment relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares.The Company has a 100% interest in all three concessions.The property is subject to underlying net smelter return royalties (“NSR”) totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter of 2006 and the first gold and silver production is expected in the third quarter of 2008.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora.The Company makes annual rent payments to the landowners, currently approximately $174, escalating by 10% per annum.Should mines reach production on the properties, payments ranging from $222 to $500 will be due to these landowners.

United States Properties

The Company has a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

6.	Long-term Debt
	June 30, 2008	December 31, 2007
Convertible Notes (a)	$62,663	$59,965
Scotia Capital Revolving Credit Facility (b)	21,000	-
	$83,663	$59,965

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes (the “Notes”) maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The Notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The Notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27,366) which is classified as an equity component. As a result, the recorded liability to repay the Notes is lower than its face value. The equity component, representing the fair value of the conversion features, is determined using the Black-Scholes option pricing model. The assumptions used in calculating the equity component were a risk-free interest rate of 4.73%, expected term of 62 months and an expected volatility over the term of 55.5%. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to operations and added to the liability over the term of the Notes.

Convertible notes, liability component	June 30, 2008	December 31, 2007
Balance, beginning of period	$59,965	$55,065
Accretion of debt discount for the period	2,698	4,900
Balance, end of period	$62,663	$59,965

Convertible notes, equity component	$27,366	$27,366

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

6.	Long-term Debt - Continued

(b)

On December 19, 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is collateralized by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $205,340 which is comprised of supply inventories, mineral property, plant and equipment at Dolores.The Company must comply with terms in the agreement related to reporting requirements, conduct of business, insurance, notices, and must maintain certain covenants which take effect when the Dolores mine has been operational for two consecutive fiscal quarters.There have been no violations of any of the terms of the agreement since its inception.

As at June 30, 2008, a total of $21,000 (December 31, 2007 – $nil) has been drawn-down on the facility.

7.	Asset Retirement Obligations

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to June 30, 2008 to be $1,706 (December 31, 2007 - $1,644). The undiscounted value of this liability is $4,627 (December 31, 2007 - $4,627). The present value of the future reclamation obligation assumes a discount rate of 7.65%, inflation rate of 2.5% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years.

	June 30, 2008	December 31, 2007
Balance, beginning of period	$ 1,644	$ 1,188
Liabilities incurred in the period	-	355
Accretion expense	62	101
Balance, end of period	$ 1,706	$ 1,644

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

8.	Capital Stock

Authorized

Unlimited number of common shares with no par value
	Issued	Amount
Balance, December 31, 2006	48,022,289	$165,537
Exercise of stock options for cash	1,224,000	6,782
Exercise of stock options - cashless	261,235	-
Balance, December 31, 2007	49,507,524	$172,319
Exercise of stock options for cash	240,000	2,156
Exercise of stock options - cashless	19,432	-
Share-based payment	30,000	386
Balance, June 30, 2008	49,796,956	$174,861

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

8. Capital Stock – Continued

(a) Stock Options (all per share amounts are in Canadian dollars)

The number of shares available for grant under the Company’s stock option plan (the “Plan”) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company’s shares at the date of grant. At June 30, 2008, 440,000 shares were available for future grants under the Plan.

	Number of Options	Weighted Average Exercise Price Cdn$
Outstanding at December 31, 2006	4,497,000	$ 7.73
Granted	1,430,000	9.87
Cancelled	(40,000)	10.94
Exercised for cash	(1,224,000)	5.82
Exercised-cashless	(465,000)	5.53
Outstanding at December 31, 2007	4,198,000	9.26
Granted	765,000	10.65
Exercised for cash	(240,000)	9.06
Exercised – cashless *	(35,000)	5.64
Cancelled	(50,000)	12.45
Outstanding at June 30, 2008	4,638,000	$ 9.49

* Of the 75,000 options exercised during the six months ended June 30, 2008, 35,000 vested options were exercised by the holders in exchange for the issue of 19,432 common shares by way of a cashless stock option exercise.

All options granted and outstanding as at June 30, 2008 were fully exercisable on the various grant dates except for 30,000 options with an exercise price of Cdn $11.10 which vest on August 7, 2008. The weighted average grant-date fair value of options granted during the three and six months ended June 30, 2008 was Cdn $3.18 and Cdn $4.80 per option, respectively (three and six months ended June 30, 2007 – Cdn $6.19 and Cdn $6.08 per option, respectively).

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

8.	Capital Stock - continued
(a)	Stock options - continued

At June 30, 2008 the following stock options were outstanding and exercisable, except for 30,000 options with a weighted average exercise price of Cdn $11.10 unvested at that date.

Number	Exercise Price Cdn $	Expiry Date
655,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
580,000	$ 8.80	June 14, 2009
303,000	$ 5.64	July, 12, 2010
930,000	$ 9.00	May 15, 2011
80,000	$ 8.76	November 1, 2011
5,000	$ 10.94	January 19, 2012
95,000	$ 12.46	March 12, 2012
1,100,000	$ 9.57	September 5, 2012
100,000	$ 11.10	February 7, 2013
665,000	$ 10.58	May 7, 2013
4,638,000

Subsequent to June 30, 2008, 10,000 stock options were exercised at a weighted average exercise price of $10.65, and 25,000 stock options at an exercise price of $9.57 were cancelled.

9.	Related Party Transactions

Related party transactions for the six months ended June 30, 2008 not disclosed elsewhere in these consolidated financial statements were as follows:

a.	The directors were paid fees of $91 (2007 - $50).

b.	In 2007, certain legal services were provided by a law firm in which a director of the Company was a partner.The cost of these services was $43.

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

10.	Stock-based Compensation

Stock-based compensation is determined using the Black-Scholes option pricing model. The Company granted 665,000 options during the three months ended June 30, 2008 (2007 – 50,000). The weighted average assumptions used in calculating the value of stock options granted were: risk-free interest rate – 3.13% (2007 – 4.53%), expected volatility – 50% (2007 – 51.4%) and expected life of the option – 56 months (2007 – 60 months). The Company also granted 100,000 options during the three months ended March 31, 2008 (2007 – 180,000). The weighted average assumptions used on calculating the value of stock options granted were: risk-free interest rate – 3.43%, expected volatility – 46% and expected life of the option – 55 months.For 2007, the weighted average assumption used on calculating the expense of options granted were: risk-free rate – 3.95%, expected volatility – 55% and expected life of the option – 60 months.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Stock-based compensation for the period:
Charged to administration expense	$ 1,844	$ -	$ 2,048	$ -
Charged to exploration costs	747	-	757	81
Capitalized to mineral property, plant and equipment	640	427	900	963
	$ 3,231	$ 427	$ 3,705	$ 1,044

Total stock-based compensation was credited to contributed surplus.

11.	Commitments and Contingencies

At June 30, 2008, the Company had remaining contractual commitments expected to be paid in 2008 of $9,929 relating to equipment, engineering and construction at the Dolores Mine. In addition, there are royalty payments on the Dolores property consisting of 3.25% of gold and 2% of silver production.

The Company has also entered into operating leases for office premises that provide for minimum lease payments totaling $143 over the next two years, excluding extensions.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

12.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").These principles differ in some respects from United States generally accepted accounting principles ("US GAAP").The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities

US GAAP requires that mineral exploration expenditures, including drilling and related costs incured to convert existing resources to reserves or identify new inferred mineral resources, be charged to operations in the period incurred and the related cash flows be reported as operating activities. During fiscal 2007, the Company changed its accounting policy with respect to accounting for exploration expenditures under Canadian GAAP. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. This accounting change has been applied retroactively with restatement of prior periods. As a result of this change in accounting policy, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for mineral property expenditures for the periods presented with the exception of mineral property acquisition costs of $9,676 previously expensed under US GAAP that remain capitalized to mineral property, plant and equipment under Canadian GAAP.

Under Canadian GAAP, start-up operating costs, net of associated revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these start-up costs are expensed. At June 30, 2008, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from this difference for the periods presented.

(b)	Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (“convertible notes discount expense”) are presented separately in the consolidated statements of operations. As a result of the January 1, 2007 prospective adoption of Section 3855, “Financial Instruments – Recognition and Measurement” for Canadian GAAP accounting purposes, financing charges attributable to the liability component of the convertible notes are included in their carrying value.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

12. United States Generally Accepted Accounting Principles – Continued

(b)	Convertible notes - Continued

Under US GAAP, the Company first analyzes the convertible debt instruments to determine if there are any embedded derivatives that must be bifurcated. There were none for these instruments. The convertible debt instruments are then accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature.As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for US GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No convertible notes discount expense is recognized and no deferred financing charges are allocated to equity. The total deferred financing charges are recorded as an asset.

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property. In addition, under Canadian GAAP interest on the convertible notes is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities.

(c)	Stock-based compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 is included in the net loss from inception to June 30, 2008 under US GAAP.

The total intrinsic vale of options exercised in the three month period ended June 30, 2008 and 2007, was Cdn $295 and Cdn $2,036, respectively.The total intrinsic value of options exercised in the six month period ended June 30, 2008 and 2007 was Cdn $678 and $6,249, respectively.The total intrinsic value and weighted average contractual term of vested options at June 30, 2008 is Cdn $4,623 and 2.8 years.

During the three and six month period ended June 30, 2008, $421 and $681, respectively, of stock based compensation related to development at Dolores was capitalized for Canadian GAAP and US GAAP (three and six months ended June 30, 2007 - $427 and $936 respectively).

Under US GAAP, stock-based compensation - administration of $1,844 and $2,048 for the three and six months ended June 30, 2008 would be included in office and administration expense. Similarly, stock-based compensation – exploration would be included in exploration expense.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

12. United States Generally Accepted Accounting Principles – Continued

The impact of the above on the financial statements is as follows:
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Statements of Loss and Deficit
Net loss per Canadian GAAP	$ (7,659)	$ (398)	$ (13,280)	(3,959)
Adjustments related to:
Convertible notes discount	1,348	1,186	2,698	2,352
Interest on convertible notes	1,127	953	2,099	1,896
Amortization of deferred financing charges	(166)	(174)	(332)	(339)
	2,309	1,965	4,465	3,909

Net income (loss) per US GAAP	(5,350)	1,567	(8,815)	(50)
Foreign exchange adjustment	-	-	-	-
Comprehensive income (loss) per US GAAP	$ (5,350)	$ 1,567	$ (8,815)	$ (50)
Net earnings (loss) per share, basic and diluted	$ (0.11)	$ 0.03	$ (0.18)	$ (0.00)

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

12. United States Generally Accepted Accounting Principles – Continued

Balance Sheets	June 30, 2008	December 31, 2007
Assets per Canadian GAAP	$216,023	$193,561
Adjustment related to:
Mineral properties	(9,676)	(9,676)
Capitalized interest	6,641	4,542
Convertible notes	2,330	2,662
Assets per US GAAP	$215,318	$191,089

Liabilities per Canadian GAAP	$95,636	$66,141
Adjustments related to:
Convertible notes	22,337	25,035
Liabilities per US GAAP	$117,973	$91,176

Shareholders’ equity per Canadian GAAP	$120,387	$127,420
Adjustments related to:
Mineral properties	(9,676)	(9,676)
Convertible notes	(13,366)	(17,831)
Shareholders’ equity per US GAAP	$97,345	$99,913

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

12. United States Generally Accepted Accounting Principles – Continued

(d)	Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company on February 4, 1975 (“inception”) are required under US GAAP:

Consolidated summarized statement of loss and deficit – US GAAP
For the period from inception to June 30, 2008

Mineral exploration expenses	$ (79,387)
Administrative and other costs	(37,143)
Interest income	9,241

Net loss from inception to June 30, 2008
being the deficit accumulated during the exploration stage	$ (107,289)

Consolidated summarized statement of cash flows – US GAAP
For the period from inception to June 30, 2008

Cash flows used in operating activities	$ (93,532)
Cash flows used in investing activities	(182,396)
Cash flows provided by financing activities	273,358
Effect of exchange rates on cash and cash equivalents	6,210

Cumulative increase in cash and cash equivalents from inception
being Cash and Cash equivalents, June 30, 2008	$ 3,640

(e)	Income taxes

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.There is no effect on the Company’s June 30, 2008 consolidated financial statements resulting from the adoption of FIN 48.

Minefinders Corporation Ltd.

Notes to the Interim Consolidated Financial Statements - unaudited

(Thousands of United States dollars, except per share amounts)

For the three and six month periods ended June 30, 2008 and 2007

12. United States Generally Accepted Accounting Principles – Continued

(e)	Income taxes - Continued

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada, the United States and Mexico. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

(f)	New accounting pronouncements

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement only applies to fair value measurements that are already required. There is no material effect on the Company’s June 30, 2008 consolidated financial statements resulting from the adoption of SFAS 157.

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No. 159, “Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure various financial instruments and certain other items at fair value. There is no effect on the Company’s June 30, 2008 consolidated financial statements resulting from the adoption of SFAS 157.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, President and Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: August 14, 2008

"Mark H. Bailey"

Name: Mark H. Bailey

Title: President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Greg D. Smith, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: August 14, 2008

"Greg D. Smith"

Name: Greg D. Smith

Title: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date August 14, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer